

OFFERING MEMORANDUM

facilitated by



Little Mutants Fermentary Company

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Little Mutants Fermentary Company
State of Organization	PA
Date of Formation	04/15/2021
Entity Type	Limited Liability Company
Street Address	1879 Commerce Park E, Lancaster PA, 17601
Website Address	drinkmutants.com

(B) Directors and Officers of the Company

Key Person	Cullen Farrell

Position with the Company
 	
                                    Title
                              First Year
	
	Co-founder
	2021

Other business experience (last three years)	*Founder, CMO (2014 - 2021)* - Select Juice LLC dba RIJUICE - Bootstrapped the business wearing multiple hats. Handled all forward facing roles during startup and lead all things branding, sales, and expansion. - Responsible for branding and packaging projects, website development, fundraising, vetting and creating new opportunities (wholesale and farmer's markets). *Business Manger and Director (2020 - 2022)* - Cartel Brewing & Blending - Working alongside the partners to develop the business, create short term and long term opportunities and hit monthly sales goals - Responsible for developing the overall business from beverage sales (on and off premise), hiring management and training, Taproom management, food vendor management and food program development, Beer Garden management (created the opportunity and managed it), back end branding creative direction *Bachelor's of Science. Business Administration, University of San Diego 2012*

Key Person	CLINTON WILSON
Position with the Company Title First Year	FOUNDER/Head Brewer 2021
Other business experience (last three years)	*Senior Chemist, Group Leader (2018 - 2020)* • Eurofins, Lancaster Labs. • Solely responsible for specialty instrumental analysis of aqueous environmental samples • Lead of a 12 person team, delegating tasks and collaborative problem solving • Department maintenance and troubleshooting technitian *Production Assistant (2020 - 2022)* • Rijuice • Integral role in large batch production of fresh pressed fruit and vegetable juice • Responsible for juice testing, transfer, bottling, packaging, order fulfillment *Assistant Brewer (2021 - 2022)* • Cartel Brewing & Blending • Work alongside head brewer to seamlessly produce high quality beers • Responsible for setup/tear down, testing, recipe development, process monitoring *Bachelor's of Chemistry. Homebrewing beer/cider for 12 years*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Cullen Farrell	28%
CLINTON WILSON	28%

(D) The Company's Business and Business Plan

Target Market

Our Target market is Millennials and Gen-Z...The largest consumer base!

Customer Segment(s):

- Cider reaches an even audience and is the most gender-balanced alcohol category. It has 51% male drinkers & 49% female.

- In cider's gender-equal base is a core audience of youth – 40% are in their 20s. The lower ABV content attracts a younger audience, because young people tend to drink less alcohol & choose healthier options across all categories.

- Approximately 20% of Gen Z drinkers identify themselves as cider drinkers.

- Millenial, Gen Z, Lancaster/Pennsylvanias, Mid-Atlantic Craft Beer Lovers, "Health Conscious," Low Cal, Low ABV, Gluten Free, Active Lifestyle, Sober Curious, Environmentally Conscious, 50/50 M/F.

Target Channels:

- While retail sales at our taproom/beer café will comprise 30% of our brewery production, a major segment (70%) of our production will be for wholesale distribution.

- Grocery, C-Store, Beer Distributors, Bottle Shops, Permanent Taps

- A typical craft beer drinker is well-educated, well-off, and less concerned with quantity than flavor. Cider drinkers fit a similar demographic and may be more health-conscious.

- Our community is well-suited for our offerings with a large volume of healthcare workers and an influx of young professionals due to new housing developments in the neighborhood.

Business Model Opportunities

Our development is built into two phases: first, we'll focus on opening up our brewing operations and brewery. Once we've established Little Mutants as Lancaster's premier new food & beverage destination, we intend to start a selective contract brewing operation and open a music venue on site.

- Our first priority is to become a destination brewery, attracting visitors from outside our immediate region as promotion of our craft beverages reach the ears, palates and social media feeds of consumers all over the northeast and beyond.

- We can utilize our PA Brewer's G License to establish up to 3 more locations as well as use our limited winery license to open up 6 more locations as we seek opportunities in other towns for expansion. Having the ability to open 9 more taprooms will be key in boosting revenue for our operation as new opportunities present themselves.

- Contract brewing offers production services to other local upstarts that do not have the capacity/capability to produce their own beer, opens up a new revenue stream for us, and cultivates community within the industry.

- We are planning to build a music venue in our large warehouse space, providing a unique entertainment experience that's much needed as Lancaster continues to grow.

Our Plan

Little Mutants has been founded on providing quality-first fermented products. These are defined by a focused approach to representing classic styles and experimenting with unique ingredients. A core motivator is working with local farms, orchards, and small businesses to showcase the brilliance of Pennsylvania agriculture. We carefully design health-conscious recipes that encourage responsible drinking while being an accessible, quality good. With fermentation as our main passion, we continue to co-develop non-alcoholic beverages as a healthy option for the whole family.

Our production focuses on the hard cider, hard seltzer, and the most popular beer categories, where we see the most significant market opportunities in Pennsylvania. Sales will be conducted on-premise and off-premise with a focused wholesale strategy. We are currently developing the back end of our website to pioneer one of the best e-commerce experiences a brewing brand can offer. E-commerce in beer is proliferating nationwide with no signs of slowing down, and we see that PA is far behind in this modern approach (with little to no breweries offering a full DTC service). We believe this is a significant market opportunity to capture locally and regionally.

Our Location

The Northern Corridor of Lancaster is one of the fastest growing and developing neighborhoods in Lancaster City, but a shortage of entertainment and dining/drinking options characterizes the area.

Our brewery/venue will be within walking distance from the local train station, serving as a convenient locale & providing a warm welcome for visitors, and establishing itself as a refreshing new hospitality offering to all Lancaster residents, creating a new scene and re-invigorating the Northern Corridor. We believe we are a keystone to activating the north of our city, which has so much to offer. We aim to become the first choice for new Lancaster residents, craft beer enthusiasts, & visitors while fostering cohesion & nurturing a solid relationship with the North side of Lancaster City.

Invest in the culture!

Little Mutants is an innovative fermentation company that caters to emerging consumers looking for non-traditional options that reflect a healthier position within the adult beverage space.

Crafting high-quality brews alongside light adult beverages delivers a balance that aligns with the modern social culture. Starting in Pennsylvania, we will expand throughout the state, nationwide, and worldwide.

The Team

Cullen Farrell, CEO, Founder

Cullen brings years of beverage industry experience in product development, sales, multi channel media promotions, public relations, networking, & co-branding opportunities. His knowledge of business management in the beverage industry is a huge asset for Little Mutants.

Cullen is a meticulous & dedicated Operations manager & Financial Analyst. His expertise lies in implementing fiscally responsible business practices to ensure profitability and proper planning. Moreover, he has vast experience in fundraising & bootstrapping. Cullen's perspective & acumen will be crucial in establishing & maintaining longevity & growth anticipation.

Cullen was the Founding Partner of Rijuice, a cold-pressed juice company in Lancaster, that achieved widespread success across the Central Pennsylvania region & beyond. He grew the business from a 2-man operation in the 400 sq. ft. basement in 2014 to a full-scale manufacturing operation in a 10,000 sq ft facility that employs over 20 people. Cullen has also already started a brewery business, Cartel Brewing, back in 2020, as a founding member and was key in getting that operation off the ground and generating revenue. He left Cartel Brewing partnership in December 2022 to focus his attention entirely on building Little Mutants.

Cullen will assist Clint Wilson in product development & production, and lead the marketing & sales operations. He will also work closely with Clint to establish and maintain the brand & culture overseeing the hiring process for front of house management.

Clinton Wilson, Head Brewer, Founder

Clint is a born tinkerer with a fondness for motorcycles, chemistry, brewing, and the art of fermentation. Little Mutants was coined during his days as a home brewer and began as a fledgling cider brand while being an assistant brewer at a local start-up brewery (in which Cullen was a founding partner). While working together, Clint's technical expertise & skill gained the attention of Cullen and they both realized they had the perfect opportunity to create a partnership in making hard ciders and other innovative fermented beverages.

After pursuing a degree in Chemistry from IUP, Clint spent 10 years as an environmental instrumental chemist at Eurofins, Lancaster Labs. The experience and dedication he gained from his tenure there helped him take a leap to follow his passion of fermentation. Clint has also worked in the event production scene of Lancaster City as a Sound Technician.

Clint is known for his strong work ethic. He enjoys the technically nuanced nature of fermenting, refining, & blending the ciders for Little Mutants. He also spends ample time on developing future products (both, non-alcoholic & alcoholic) with Cullen. Outside of brewing, Clint enjoys creating music and attending or working within the local music scene in Lancaster.

Paul Lyons, Culinary Director/Partner

Paul loves and understands the connection people can have with food. He cherishes the ability to make someone's day better through a plate of food. After graduating from Temple University, he dedicated his career to the kitchen, cooking and managing kitchens in a broad spectrum of restaurant settings in Philadelphia for the past 15 years, from the relaxed comfort of a 40+ seat French bistro (The Good King Tavern), to cooking for over 1,000 guests a night in one of Philadelphia's lush nightlife establishments (Morgan's Pier). Paul helped open a few establishments by helping create recipes, menu development and staff training. He has received several accolades in his career in Philadelphia, including multiple positive reviews from James Beard award-winning food journalist Craig Laban. Paul served as Chef de Cuisine at every restaurant under the famed Safran Turney Hospitality umbrella. Based on his work ethic and palette, Paul was allowed to freely change menu dishes throughout the year reflective of season, execute daily specials as he saw fit, and empower younger chefs in the company to raise their culinary voices. Currently the Executive Chef of Elizabeth Farms in Lititz, PA, Paul saw an opportunity to do something different and be closer to where a lot of the purveyors he utilized were located. He hopes to have impact In the Lancaster community by cooking simple, creative food put out by a tight-knit & happy kitchen.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	June 2, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction & Build Out + FFE	$30,000	$82,560
Operating Capital	$8,000	$16,000
Music Venue Sound & Lighting Upgrades	$9,000	$18,000
Mainvest Compensation	$3,000	$7,440
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would

require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 3.7%[2]
Payment Deadline	2028-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.65%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 3.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.5%
$68,500	2.0%
$87,000	2.6%
$105,500	3.2%
$124,000	3.7%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Cullen Farrell	28%
CLINTON WILSON	28%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Wisetack	$24,000	11.9%	12/13/2027	
NorthStar Leasing	$55,462	11.2%	01/20/2028	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Little Mutants was established in April, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$672,484	$840,605	$1,050,756	$1,313,445	$1,641,807
Cost of Goods Sold	$179,278	$224,097	$280,121	$350,151	$437,688
Gross Profit	$493,206	$616,508	$770,635	$963,294	$1,204,119
EXPENSES					
Property Lease	$100,000	$105,000	$110,250	$115,763	$121,551
Staff	$275,000	$330,000	$396,000	$475,200	$570,240
Operations	$35,000	$43,750	$54,687	$68,358	$85,447
Other Operating Expenses	$35,000	$43,750	$54,687	$68,358	$85,447
Operating Profit	$48,206	$94,008	$155,011	$235,615	$341,434

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V